October 23, 2018

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

       Re: Chardan Healthcare Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted September 26, 2018
           CIK 0001739174

Dear Mr. Grossman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 26, 2018

General

1. Please supplementally provide us copies of all written communications, as defined in Rule
       405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your registration statement to have your auditor remove the language in the
 Jonas Grossman
Chardan Healthcare Acquisition Corp.
October 23, 2018
Page 2
         fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard
         3101.
Recent Sales of Unregistered Securities, page II-4

3. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameJonas Grossman
                                                              Division of
Corporation Finance
Comapany NameChardan Healthcare Acquisition Corp.
                                                              Office of
Manufacturing and
October 23, 2018 Page 2                                       Construction
FirstName LastName